April 1, 2025

Teck Hong Ho
Chief Executive Officer
Vistek Limited
39 Woodlands Close #08-11
Mega@Woodlands
Singapore 737856

       Re: Vistek Limited
           Amendment No. 2 to Registration Statement on Form F-1
           Filed March 21, 2025
           File No. 333-284559
Dear Teck Hong Ho:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1
Signatures, page II-6

1. We refer to your revised exhibits 10.4 through 10.6, and note that these exhibits are dated February 26, 2025. Given that the agreements state that they are effective as of such date, and it appears that these directors have been already appointed as directors, please revise your signature page to include these directors' signatures. In addition, please reconcile your disclosures elsewhere in the registration statement indicating that the director nominees will only begin serving upon the effectiveness of the registration statement, or advise.
 April 1, 2025
Page 2

       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Yuning    Grace    Bai, Esq.